Mail Stop 4561
Via Mail and Facsimile to (508) 366-9901

October 20, 2009

Paul D. Tutun, Esq., General Counsel
Virtusa Corporation
2000 West Park Drive
Westborough, Massachusetts 01581

> **Re: Virtusa Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed May 29, 2009**
> **File No. 001-33625**

Dear Mr. Tutun:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Barbara C. Jacobs
Assistant Director